FIRST CHOICE HEALTH
                                                             -------------------

September 16, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:      First Choice Health Network, Inc. ("FCH")
         Form 10-K for the fiscal year ended December 31, 2004
         File No. 000-23998

Dear Mr. Rosenberg:

We are in receipt of your letter dated September 2, 2005 with comments regarding our financial statements and related disclosures contained in our Form 10-K for the fiscal year ended December 31, 2004.

We appreciate your assistance with our compliance with the applicable disclosure requirements and efforts to enhance the overall disclosures in our filings.

The responses set forth below correspond to the numbered comments in your letter. For your convenience, we have included your original comment and followed it with our response.

     1. Consolidated Financial Statements, page 14, Discontinued Operations

We are considering your responses to prior comments 4 and 5. After reviewing your responses and your disclosures regarding discontinued operations, it appears that your commercial insured business does not qualify for reporting as discontinued operations under SFAS 144. Winding down a business does not appear to be an operation that have been disposed of or is classified as held for sale. Further, since you indicate you are winding down your commercial insured business in an orderly manner you appear to have significant continuing involvement in this operation. Please explain to us how the winding down of your commercial insured business meets the requirements of SFAS 144 to be reported as discontinued operations or amend your filings to report this business as continuing operations. Any amendments you make to your Form 10-K for the year ended December 31, 2004 and your Forms 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 should reflect all revisions for which you committed in your response letter to make in future filings.


--------------------------------------------------------------------------------
      One Union Square * 600 University St., Ste 1400 Seattle, WA 98101 *
          (206) 292-8255 * Fax (206) 667-8060 * www.1stchoiceofwa.com

Our decision to present the discontinued commercial insurance business as a discontinued operation was designed to consistently present the ongoing operations of the business as the commercial insurance business was exited. Our responses to your earlier comments 4 and 5 showed the complexity of doing this when the discontinued commercial insurance operations were held in a majority owned subsidiary that also included some operations that would continue after the dissolution of the commercial insurance legal entity. Historically we presented the insurance company separately in the Reportable Operating Segment footnote to the financial statements; we therefore believed that once the decision was made to exit the insurance business and the exit plan was being executed (non-renewal of business), discontinued operations presentation was required.

We believe the winding down of the commercial insured business meets the requirements of SFAS 144 to be reported as discontinued operations because paragraph 2 of SFAS 144 states the following: "However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale." We believe the winding down of operations was an abandonment, resulting in special dividends to our owners with the proceeds of the commercial insurance company as they became available ($5.2 million in 2004 as noted on page 10 under Liquidity and Capital Resources in our December 31, 2004 10-K and $2.4 million in 2005 as noted on page 13 under Liquidity and Capital Resources in our March 31, 2005 10-Q). Furthermore, we did engage an investment banking firm to seek out potential buyers for the commercial insurance operations, but due to the small size of our operations and the market for health insurance companies at that time, there were no offers for the insurance operations. Thus, abandonment was our only available method to discontinue the business.

Our statement regarding our winding down of the commercial insurance business in an orderly manner was intended to mean that we would honor all contracts outstanding and non-renew business as in-force contracts expired. The nature of the insurance operations with annual contracts that renew monthly throughout the year is that it requires 12 months to non-renew all business. Since we had no insurance policies in force during all of 2004, we did not consider our involvement with the commercial insurance operations to be significant.

     2. Note 3, Redeemable Equity Participation, page 23

Please explain to us your basis under GAAP for recording the participation agreement with the University of Washington Academic Medical Center ("UWMC") as redeemable equity. Please cite the accounting literature relied upon for your accounting and financial statement presentation. Please tell us the circumstances that the equity participation can be redeemed and the settlement options available to UWMC. Tell us the consideration you received from UWMC under the participation agreement and explain to us how you account for changes in the fair value of the Class B common shares used to calculate the redemption amount.

We relied upon SFAS 47 and 129 paragraph 8, Redeemable Stock, in determining our accounting and financial statement presentation of the UWMC
Participation Agreement. UWMC, as a state owned governmental entity, is precluded by Washington statute from owning common stock in First Choice. The participation agreement affords UWMC all the rights of a common stockholder. As noted in Note 2 - Shareholders' Equity, Paid-in capital from affiliates, the company has other investors similar to UWMC. Because these other participation agreements do not have contingent redemption provisions, their contributions are classified as paid-in capital from affiliates. Due to the redemption provision in the UWMC agreement, we believe separate mezzanine classification apart from shareholders' equity was appropriate.

The redemption provisions of the participation agreement are triggered if UWMC decides to withdraw from First Choice within six months before or after the following events:

     1. Assignment of the UWMC health care facility service contract as a result of a merger or acquisition of First Choice, sale of substantially all the assets of First Choice or transfer of more than 50% of the class B stock to parties other than existing class B shareholders;

     2. UWMC is able to prove that First Choice has taken material action which is detrimental to UWMC.

The settlement option requires payment to UWMC of the fair market value of 5,800 shares of class B stock. The consideration of $2,520,000 received from UWMC under the participation agreement is classified on our balance sheet as redeemable equity participation. Due to the contingent nature of the redemption provision, we have not accounted for changes in the fair market value of the class B shares on our financial statements. Because there is no market for our stock or participation agreements (it is non-transferable except for certain conditions), we have not established a fair value of the class B shares.

We hope this is responsive to your questions. Based upon our responses outlined above, we do not propose to amend our Form 10-K for the year ended December 31, 2004 or the respective 10-Q's for quarterly periods ended March 31 and June 30, 2005. Please contact me at (206) 268-2411 or our current Chief Financial Officer, Stacy Kessel at (206) 268-2476 should you have any questions or want to further discuss our response.

Sincerely,


/s/ Kenneth A. Hamm
-------------------
Kenneth A. Hamm
Executive Vice President and Chief Operating Officer